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                               FAEGRE & BENSON LLP
                             2200 Wells Fargo Center
                             90 South Seventh Street
                          Minneapolis, Minnesota 55402
                                  612-766-7769

                                December 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

               Re:   Digi International Inc.
                     Annual Report on Form 10-K for
                     the year ended September 30, 2005
                     File No. 0-17972

Ladies and Gentlemen:

      On behalf of Digi International Inc. (the "Company"), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval System, the Company's Annual Report on Form 10-K for the year ended September 30, 2005. No fee is required for this filing.

      Other than the adoption of FAS 142 effective October 1, 2002 (as discussed in Note 4 to the consolidated financial statements), there was no change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.

                                            Very truly yours,

                                            Amy C. Seidel

Enclosures
cc:    Kris Krishnan
       Brenda Mueller
       James E. Nicholson